EXHIBIT 99-3

PARNASSUS FUNDS COMPLEX

RULE 17G-1 FIDELITY BOND FILING

AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS

PERIOD OF COVERAGE: August 15, 2016 - AUGUST 15, 2017

SINGLE INSURED FUND BOND COVERAGE
Parnassus Funds	$2,100,000
Parnassus Income Funds	$2,500,000
Aggregate Single Bond Coverage (as if not maintained under joint coverage)	$4,600,000
Total joint Investment Company Bond (Bond Number 82053051)	$4,600,000